Filed Pursuant to Rule 433

Registration Statement No. 333-285461

Issuer Free Writing Prospectus dated June 12, 2025

Relating to Preliminary Prospectus Supplement dated June 12, 2025

(to the Prospectus dated February 28, 2025)

PRICING SUPPLEMENT

HA Sustainable Infrastructure Capital, Inc.

$600,000,000 6.150% Green Senior Unsecured Notes due 2031

$400,000,000 6.750% Green Senior Unsecured Notes due 2035

June 12, 2025

This pricing supplement (this “Pricing Supplement”) is qualified in its entirety by reference to the preliminary prospectus supplement dated June 12, 2025 (the “Preliminary Prospectus Supplement”). The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This Pricing Supplement is otherwise qualified in its entirety by reference to the Preliminary Prospectus Supplement and should be read together with the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	HA Sustainable Infrastructure Capital, Inc., a Delaware corporation (formerly incorporated in Maryland as Hannon Armstrong Sustainable Infrastructure Capital, Inc.) (the “Issuer”)

Guarantors:	HAT Holdings I LLC HAT Holdings II LLC HAC Holdings I LLC HAC Holdings II LLC Hannon Armstrong Sustainable Infrastructure, L.P. Hannon Armstrong Capital, LLC

Expected Ratings*:	Moody’s: Baa3 (stable) S&P: BBB- (stable) Fitch: BBB- (stable)

Trade Date:	June 12, 2025

Settlement Date**:	June 24, 2025 (T+7)

Joint Book-Running Managers:

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

Truist Securities, Inc.

BofA Securities, Inc.

BMO Capital Markets Corp.

Credit Agricole Securities (USA) Inc.

Mizuho Securities USA LLC

Rabo Securities USA, Inc.

Co-Managers:	KeyBanc Capital Markets Inc. M&T Securities, Inc. SMBC Nikko Securities America, Inc.

2031 Notes

Title of Securities:	6.150% Green Senior Unsecured Notes due 2031

Security Description:	Green Senior Unsecured Notes

Maturity Date:	January 15, 2031

Interest Payment Dates:	Interest on the 2031 Notes will be paid semi-annually in arrears on each January 15 and July 15, commencing on January 15, 2026 (long first coupon).

Record Dates:	January 1 and July 1 of each year

Aggregate Principal Amount Offered:	$600,000,000

Issue Price:	99.679% of principal amount

Gross Proceeds:	$598,074,000

Coupon:	6.150%

Yield to Maturity:	6.218%

Spread to Benchmark Treasury:	+225 basis points

Benchmark Treasury:	UST 4.000% due May 31, 2030

Benchmark Treasury Price:	100-04+

Benchmark Treasury Yield:	3.968%

Optional Redemption:

Prior to December 15, 2030 (one month prior to the maturity date of the 2031 Notes) (the “2031 Par Call Date”), we may redeem the 2031 Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2031 Notes matured on the 2031 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points less (b) interest accrued to the date of redemption, and

(2)   100% of the principal amount of the 2031 Notes to be redeemed,

plus, in either case, accrued and unpaid interest on the principal amount of the 2031 Notes being redeemed to, but excluding, the redemption date.

On or after the 2031 Par Call Date, we may redeem the 2031 Notes at our option, in whole or in part, at any time and from time to time, on notice given not more than 60 days nor less than 10 days prior to the redemption date, at a redemption price equal to 100% of the principal amount of the 2031 Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Change of Control Repurchase Event Offer:	101% offer, together with accrued but unpaid interest

Security Identifiers:	CUSIP: 40408AAA9 ISIN: US40408AAA97

2035 Notes

Title of Securities:	6.750% Green Senior Unsecured Notes due 2035

Security Description:	Green Senior Unsecured Notes

Maturity Date:	July 15, 2035

Interest Payment Dates:	Interest on the 2035 Notes will be paid semi-annually in arrears on each January 15 and July 15, commencing on January 15, 2026 (long first coupon).

Record Dates:	January 1 and July 1 of each year

Aggregate Principal Amount Offered:	$400,000,000

Issue Price:	99.525% of principal amount

Gross Proceeds:	$398,100,000

Coupon:	6.750%

Yield to Maturity:	6.815%

Spread to Benchmark Treasury:	+245 basis points

Benchmark Treasury:	UST 4.250% due May 15, 2035

Benchmark Treasury Price:	99-02+

Benchmark Treasury Yield:	4.365%

Optional Redemption:

Prior to April 15, 2035 (three months prior to the maturity date of the 2035 Notes) (the 2035 Par Call Date”), we may redeem the 2035 Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2035 Notes matured on the 2035 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points less (b) interest accrued to the date of redemption, and

(2)   100% of the principal amount of the 2035 Notes to be redeemed,

plus, in either case, accrued and unpaid interest on the principal amount of the 2035 Notes being redeemed to, but excluding, the redemption date.

On or after the 2035 Par Call Date, we may redeem the 2035 Notes at our option, in whole or in part, at any time and from time to time, on notice given not more than 60 days nor less than 10 days prior to the redemption date, at a redemption price equal to 100% of the principal amount of the 2035 Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Change of Control Repurchase Event Offer:	101% offer, together with accrued but unpaid interest

Security Identifiers:	CUSIP: 40408AAB7 ISIN: US40408AAB70

Note:	*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Note:

** HA Sustainable Infrastructure Capital, Inc. expects that delivery of the Notes will be made to investors on or about June 24, 2025, which will be the seventh business day following the date hereof. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially settle in T+7, to specify an alternative arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.

HA Sustainable Infrastructure Capital, Inc. has filed an automatic shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. The Preliminary Prospectus Supplement contains this and other information about HA Sustainable Infrastructure Capital, Inc. and should be read carefully before investing.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The information in the Preliminary Prospectus Supplement is not complete and may be changed. The Preliminary Prospectus Supplement and this pricing term sheet are not offers to sell any securities of HA Sustainable Infrastructure Capital, Inc. and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HA Sustainable Infrastructure Capital, Inc., any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it from Citigroup Global Markets Inc. toll-free at +1 (800) 831-9146, J.P. Morgan Securities LLC collect at +1 (212) 834-4533, RBC Capital Markets, LLC toll-free at +1 (866) 375-6829 or Truist Securities, Inc. toll-free at +1 (800) 685-4786.

Any disclaimers or notices that may appear on this term sheet below the text of this legend are not applicable to this term sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this term sheet having been sent via, or posted on, Bloomberg or another electronic mail system.